14

19011224

SEC Mail Processing

DEC 16 2019

Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67488

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/18 (MM/DD/YY) AND ENDING 9/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Murray Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 ESE Loop 323, Suite 200
(No. and Street)

Tyler (City) Texas (State) 75701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Murray 903-561-5588 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street, Suite 303 (Address) Bloomingdale (City) (State) 60108 (Zip Code)

Securities and Exchange Commission
Trading and Markets

DEC 16 2019

RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

MHA

OATH OR AFFIRMATION

I, Gary Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Murray Securities, Inc, as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Angelic Balderrama
My Commission Expires
01/17/2022
ID No 124254993
NOTARY PUBLIC STATE OF TEXAS

Signature

Gary Murray, President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MURRAY SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED SEPTEMBER 30, 2019
(WITH INDEPENDENT AUDITOR'S REPORT THEREON)

MURRAY SECURITIES, INC.
TABLE OF CONTENTS

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Murray Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Murray Securities, Inc. as of September 30, 2019, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Murray Securities, Inc. as of September 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Murray Securities, Inc.'s management. Our responsibility is to express an opinion on Murray Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Murray Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Murray Securities, Inc.'s financial statements. The supplemental information is the responsibility of Murray Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Murray Securities, Inc.'s auditor since 2019.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
December 12, 2019

MURRAY SECURITIES, INC.
BALANCE SHEET
September 30, 2019

ASSETS

Current Assets	
Cash on hand and in banks	$ 20,980
Marketable investment	60,845
Deposits with clearing organizations	10,789
Receivable from clearing organizations	79
Prepaid expenses	1,000
TOTAL CURRENT ASSETS	93,693
Furniture and equipment, at cost less accumulated depreciation of $44,770	4,245
Deferred income tax benefit	19,519
TOTAL ASSETS	$ 117,457

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts payable	$ 660
Accured expenses	700
Deferred income	61,031
TOTAL CURRENT LIABILITIES	62,391
Long-Term Liabilities	0
TOTAL LIABILITIES	62,391
Stockholders' Equity	
Capital stock, no par value 100,000 shares authorized, 500 shares issued and outstanding	10,000
Paid in excess	60,000
Retained earnings	(14,934)
TOTAL STOCKHOLDERS' EQUITY	55,066
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 117,457

The footnotes are an integral part of the financial statements

MURRAY SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2019

Revenues		
Commissions earned		$ 249,913
Investment advisory income		312,344
Interest income		5,147
Miscellaneous income		2,956
Total Revenue		570,360
Expenses		
Employee compensation and benefits	$ 462,084	
Clearance and quotation fees	35,380	
Occupancy	51,505	
Communications and data processing	18,144	
Other expenses	49,036	
Total Expenses		$ 616,149
Income Before Income Taxes		(45,789)
Income Tax Expense - Current		0
" " " - Deferred		(16,425)
Net Income (Loss)		$ (29,364)

The footnotes are an integral part of the financial statements

MURRAY SECURITIES, INC.
STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2019

Balance, September 30, 2018	$ 42,034
Net Loss	(29,364)
Prior Period Adjustment Correction of Error	(27,604)
Dividends Paid	0
Balance, September 30, 2019	$ (14,934)

The footnotes are an integral part of the financial statements

MURRAY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2019

		Common Stock	Preferred Stock	Paid-in Capital	Retained Earnings		Total
Balances at September 30, 2018	$	10,000	0	60,000	42,034	$	112,034
Net Loss					(29,364)		(29,364)
Correction of Error					(27,604)		(27,604)
Balances at September 30, 2019	$	10,000	0	60,000	(14,934)	$	$ 55,066

The footnotes are an integral part of the financial statements

MURRAY SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (29,364)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED IN OPERATING ACTIVITIES:	
Depreciation	1,175
(Increase) decrease in operating assets:	
Receivable from clearing organizations	1,282
Prepaid expenses	(1,000)
Deferred Income Tax Benefits	(16,425)
Increase (decrease) in operating liabilities:	
Accounts payable	(42)
Accrued liabilities	(122)
Deferred Income	33,427
Net Cash Used By Operating Activities	(11,069)
NET CASH FLOWS FROM INVESTING ACTIVITIES	
Investments	(1,386)
Capital expenditures	(1,275)
Net Cash Used By Investing Activities	(2,661)
CASH FLOWS FROM FINANCING ACTIVITIES	0
NET DECREASE IN CASH AND CASH EQUIVALENTS	(13,730)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	34,710
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 20,980
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Interest paid	$ 0
Income taxes paid	$ 0

The footnotes are an integral part of the financial statements

MURRAY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2019

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Murray Securities, Inc. (the Company) was incorporated under the laws of the State of Texas on October 17, 2006. The company intends to act as a broker/dealer in certain securities as allowed by the Securities and Exchange Commission ("S.E.C.") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

Summary of Significant Accounting Policies

The financial statements have been prepared in accordance with US generally accepted accounting principles (GAAP). The Company follows the accounting and reporting guidance in Financial Accounting Standards Board's Accounting Standards Codification (ASC) Topic 946, Financial Services-Investment Companies. Revenue is recognized in accordance with ASC Topic 606 whereby the Company recognizes commission revenue based on trade date and advisory fees are billed quarterly in advance and included in revenue as the revenue is earned.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Expenditures for major repairs that extend the useful lives are capitalized and expenditures for normal maintenance and repairs are expensed as incurred. Gains or losses on assets sold or abandoned are included in the accompanying statement of operations in the period disposed.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. The Clearing Deposit amount is held to satisfy the clearing firm agreemnt requirements.

Marketable Securities

Marketable securities are in accordance with ASC Topic 820 and consist of United States Treasury Bonds, face value of $61,000, maturing November 21, 2019. The Company classifies these as trading securities based on its intent to sell them in the near term. These securities are reported at fair value, with unrealized gains and losses included in income. The marketable securities held are Treasury Bonds which are a Level 1 investment according to the Fair Value - Definition and Hierarchy under ASC Topic 820. No transfers were made in or out of Level 2 or 3 securities during the year.

Statement of Cash Flows

The Company's daily cash transactions are conducted through a money market account. Government and other regulations require that these accounts be subject to special deductions for net capital computations.

MURRAY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2019

Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Because it is at least reasonably possible that a change in estimate will occur in the near term, actual results could vary from the estimates that were assumed in preparing the financial statements.

Federal Income Taxes

The Company uses the accrual method of accounting for income tax purposes. Deferred income taxes are determined using the liability method in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic No. 740, Income Taxes. Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained upon examination. Uncertain tax positions are reduced by a liability for contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that payment will be made to the taxing authority. Years open for income tax examination by taxing authorities are 2016, 2017, 2018 and 2019.

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. There were no material differences in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C - COMMITMENTS AND CONTINGENCIES

During the normal course of business, the Company clears customer transactions with Hilltop Securities, Inc. in Dallas, Texas. Should customers default or otherwise fail to perform, Murray Securities, Inc. is obligated to close the 2019 transactions and bear any resulting loss. It is reasonably possible that a change in estimate will occur in the near term. An estimate of possible loss or range of loss cannot be made. At September 30, 2019, there was no liability for any such loss. In the normal course of business there are various outstanding commitments and contingent liabilities, which are not reflected in the accompanying financial statements. No losses are anticipated as a result of these transactions.

NOTE D - POSSESSION AND CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. The Company is in compliance with the claimed exemption from Rule 15c3-3 based on paragraph (k)(2)(ii) by promptly transmitting all the customer accounts on a fully disclosed basis

MURRAY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2019

NOTE E - STATEMENT OF EXEMPTION OF RESERVE REQUIREMENT

The Company is exempt from Rule 15c3-3 (k) (2) (ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Hilltop Securities, Inc.

NOTE F - CONCENTRATIONS OF CREDIT RISK

The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions in Texas. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE G - PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life	
Office Equipment	5-7 Years	$ 15,638
Furniture and Fixtures	7 Years	21,244
Leasehold Improvements	6 Years	12,133
		49,015
Less Accumulated Depreciation		(44,770)
Total		$ 4,245

NOTE H - RENT

The Company leases office space under a long-term non-cancelable lease. The lease term is extended to December 31, 2019. Effective January 1 2016, the fixed basic rent was amended to $3,616.67 per month. The contract stop-loss agreement is calculated on an annual basis, the amount of which is an allocated on a monthly basis. The rent expense for September 30, 2019 was $51,505.

NOTE I - ADVERTISING

The Company's advertising expenditures totaled $341.75 for the year ending September 30, 2019.

NOTE J - DEFERRED INCOME TAXES

Deferred income taxes consist of the following at September 30, 2019:

Timing Differences @ 9/30/19	Book	Tax Return	Differences
Non Current			
Accumulated Depreciation	44,770	43,825	945
			0.21
Total Non Current			199
Current			
NOL Carryforward		91,251	91,251
Charitable Contribution Carryforward		753	753
			92,004
			0.21
Total Current			19,230
Net Deferred Tax Asset			19,519

NOTE K - SUSEQUENT EVENTS

The Company has evaluated material subsequent events from September 30, 2019 through the date of this report. Based on this review, the Company has determined that there was no subsequent events that would have a material impact on the financial statements.

For year end September 30, 2018, $27,604 of advisory fees was incorrectly recorded as income. The fees should have been classified as deferred income in accordance with ASC Topic 606. The error was detected in the current financial year recognized retrospectively. This error led to a hindsight deficiency that was made on November 23, 2019 and notifying the SEC and FINRA of the net capital violation as of October 30, 2018. The Company subsequently made a deposit of $40,000 to remediate the deficiency bringing the excess net capital to $19,886 as of September 30, 2019.

MURRAY SECURITIES, INC.
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5
AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 2019

COMPUTATION OF NET CAPITAL

Total stockholders' equity		$ 55,066
Fixed assets	4,245	
Prepaids	1,000	
Deferred tax benefits	19,519	(24,764)
Other charges		
Haircuts	416	(416)
Undue concentration		
Net allowable capital		$ 29,886

COMPUTATION OF BASIS NET CAPITAL REQUIREMENT

Minimum net capital required as a percentage of aggregate indebtedness	$ 4,159
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement	$ 50,000
Excess net capital	$ (20,114)

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 62,392
Percentage of aggregate indebtedness	208.77%

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

Computations of Net Capital reported on FOCUS IIA as of September 30, 2019	$ 90,917
Adjustments:	
Change in equity adjustments	(27,604)
Change in non-allowable assets	(33,427)
Change in liabilities	
Change in haircuts	
Change in undue concentration	
NCC per Audit	29,886
Reconciled Difference	$ 0

MURRAY SECURITIES, INC.
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5
AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 2019

EXEMPTIVE PROVISIONS RULE 15c3-3

The Company is exempt from Rule 15c3-3 (k) (2) (ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Hilltop Securities, Inc.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

Balance of such claims at October 1, 2018	$ 0
Additions	0
Reductions	0
Balance of such claims at September 30, 2019	$ 0

See accountant's audit report

MC

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 305
Bloomingdale, IL 60108
Tel 630.351.8943
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Murray Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Murray Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Murray Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2)(ii). (exemption provisions) and (2) Murray Securities, Inc. stated that Murray Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Murray Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Murray Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
December 12, 2019

MURRAY SECURITIES

One American Center
909 ESE Loop 323
Suite 200
Tyler, TX 75701
(903) 561-5588
Texas: 1-(800) 441-8595

November 27, 2019

Securities & Exchange Commissions
100 F Street, NE
Washington, DC 20549

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Murray Securities,

1. Claims exemption 15c3-3(k)(2)(ii) from 15c3-3;
2. We have operated under exemption 15c3-3(k)(2)(ii) from October 1, 2018 through September 30, 2019, without exception, unless noted in number 3, below:
3. We have no exceptions to report this fiscal year.

Regards,

Gary V. Murray
Murray Securities

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8913
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholders of Murray Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Murray Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Murray Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2019. Murray Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Murray Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Murray Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
December 12, 2019

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 9/30/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

67488 FINRA SEP
MURRAY SECURITIES INC
909 ESE LOOP 323 STE 200
TYLER TX 75701

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Edwin Pitts 903 581-7878

2. A. General Assessment (item 2e from page 2) $ 564

B. Less payment made with SIPC-6 filed (exclude interest) (292)

4/30/18
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 272

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 272

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $________

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Murray Securities, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 31 day of October, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2017 and ending 9/30/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 555,124

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 555,124

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 136,532

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 38,817

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — 626

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — ______

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 2837

Enter the greater of line (i) or (ii) — 2837

Total deductions — 178,812

2d. SIPC Net Operating Revenues — $ 376,312

2e. General Assessment @ .0015 — $ 564

(to page 1, line 2.A.)